UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORTED PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO ____________

COMMISSION FILE NUMBER 001 - 14049

IMS HEALTH INCORPORATED SAVINGS PLAN

(Full title of Plan)

IMS HEALTH INCORPORATED

(Name of Issuer of the Securities held pursuant to the Plan)

1499 POST ROAD, FAIRFIELD, CT 06824

(Address of the Plan and the Issuer’s principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

IMS Health Incorporated Savings Plan

(Name of Plan)

By: /s/  Nancy E. Cooper

Nancy E. Cooper

Senior Vice President and Chief Financial Officer, IMS Health Incorporated

Date: June 29, 2006

IMS HEALTH INCORPORATED SAVINGS PLAN
DECEMBER 31, 2005

INDEX TO FORM 11-K

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2005

Notes to Financial Statements

Supplemental Schedule *:
Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005

Exhibit Index

Exhibit 23—Consent of Independent Registered Public Accounting Firm

*                    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the IMS Health Incorporated Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IMS Health Incorporated Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 26, 2006

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
Dollar amounts in thousands

	As of December 31,
	2005	2004
Assets:

Investments, at fair value	$99,107	$87,977

Investments, at contract value	32,218	31,372

Net assets available for benefits	$131,325	$119,349

The accompanying notes are an integral part of these financial statements.

IMS HEALTH INCORPORATED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 Dollar amounts in thousands

Year Ended December 31, 2005
Additions to net assets

Investment income:
Interest and dividend income	1,197
Net appreciation (Note 6)	5,767
Total investment income	6,964

Contributions:
Members	10,303
Company	3,104
Rollovers	2,220
Total contributions	15,627

Total additions	22.591

Deductions from net assets

Benefits paid to members	10,615
Total deductions	10,615

Net increase	11,976

Net assets available for benefits:
Beginning of year	119,349
End of year	$131,325

The accompanying notes are an integral part of these financial statements.

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of the IMS Health Incorporated Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to U.S. employees of IMS Health Incorporated (the “Company”) and certain of its subsidiaries. Full-time and regular part-time employees are eligible to participate in the Plan in the first month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

A member may elect to contribute 1% to 50% of annual compensation. A member may designate contributions as before-tax or after-tax contributions. A member who is a highly compensated employee may be limited to less than the 50% maximum contribution amount, due to Internal Revenue Code (the “Code”) regulations. For 2005, the limit on before-tax contributions was $14,000.

The Company matches an amount equal to 50% of a member’s contributions, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by the Company. Company matching contributions are made in cash and invested in the same investment funds as the member’s own contributions. Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the employee earnings. At any time following enrollment into the plan, a participant may direct the employee contribution into any of the plan investment options.

Vesting

Members are 100% vested in the Company’s matching contributions and earnings thereon after the third year of employment. A member becomes fully vested in his or her Company contribution account upon retirement, disability, death, or upon reaching age 65. Members are always 100% vested in their own contributions and earnings thereon.

Forfeitures

A member who is not vested in his or her Company contributions and is terminated for reasons other than retirement, death, disability or reaching age 65 shall forfeit his or her non-vested Company contributions. Forfeited amounts are applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. During 2005, $160,000 was forfeited and has been used to reduce Company contributions. There is a forfeiture balance of $51,668 as of December 31, 2005, which is available to offset future Company contributions.

Members’ Loans

Members may borrow from their fund accounts a minimum amount of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 60 months or up to 120 months for the purchase of a primary residence. The loans are collateralized by the balances in the member’s accounts and bear interest at the prime rate at the date of the loan as published in The Wall Street Journal plus 2% (at December 31, 2005 the interest rate range is 4.75% to 11.50%). Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan is deemed a taxable distribution of the unpaid balance. The loan fund balance, included as part of investments at fair value, amounted to $1,752,016 and $1,615,757 as of December 31, 2005 and 2004, respectively.

Administrative Expenses

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Trustee fees and other expenses of administering the Plan are paid by the Company.

NOTE 2.  ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates.

Investments

The Plan’s investment in the Prudential Guaranteed Income Fund is stated at contract value, which represents the aggregate amount of deposits and transfers thereto, plus interest at the contract rate, less withdrawals and expenses. Pooled separate accounts are valued by the fund managers based on the asset values of the underlying securities as reported by the funds. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses, unrealized appreciation/(depreciation) and transaction fees on those investments.

Payments of Benefits

Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount equal to the value of the member’s vested interest in his or her account, or subject to certain conditions, annual installments over a certain period as selected by the Member which does not exceed the Member’s life expectancy or the joint life expectancies of the Member and the Member’s Beneficiary. Members may also elect to defer distributions subject to certain conditions.

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recently Issued Accounting Pronouncements

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits. The amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive. The Plan Administrator intends to adopt the FSP for the plan year ending December 31, 2006. The Company does not expect this to have a material impact on the financial statements in 2006.

NOTE 3.  PARTIES-IN-INTEREST

Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (PRIAC), a wholly owned subsidiary of Prudential Financial. PRIAC issues the guaranteed and pooled separate account contracts. At December 31, 2005, a significant portion of the Plan’s assets were invested in PRIAC funds. PRIAC is also the custodian of the Plan’s assets that are invested in the guaranteed funds and pooled separate accounts. Prudential Bank & Trust Company, FSB, is a wholly owned subsidiary of Prudential Financial and serves as a directed trustee for the Plan. As a result of these related-party relationships, the investments qualify as party-in-interest transactions.

At December 31, 2005, the Plan held 236,603 shares of IMS common stock valued at $5,896,151. At December 31, 2004, the Plan held 255,383 shares of IMS common stock valued at $5,948,182.

NOTE 4.  FEDERAL INCOME TAX

The Internal Revenue Service has determined and informed the Company by a letter dated April 16, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

NOTE 5.  PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended and the Code. If this were to occur, all members of the Plan would become fully vested in their account balances.

NOTE 6.  INVESTMENTS

The following investments represent 5% or more of the net assets available for benefits as of the dates indicated (dollar amounts in thousands):

	December 31
	2005	2004
Dryden S&P 500 Index Fund*	$35,416	$35,357
Prudential Guaranteed Income Fund*	$32,218	$29,935
Small Cap Value/Perkins Wolf McDonnell*	$13,266	$13,155
Prudential Lifetime40*	$8,507	$7,692
Templeton Foreign Account*	$8,303	$6,557
IMS Health Common Stock Fund*	n/a	$5,948

* party-in-interest

The net assets available for benefits as of December 31, 2005 and 2004 are comprised of the following categories of investments (dollar amounts in thousands):

	2005	2004
Pooled separate accounts	$91,459	$80,413
Unallocated insurance contracts	32,218	31,372
Common stock	5,896	5,948
Member loans	1,752	1,616
Net assets available for benefits	$131,325	$119,349

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollar amounts in thousands):

Pooled separate accounts	$5,314
Unallocated insurance contracts (transaction charge)	(4)
Common stock	457
Net appreciation	$5,767

Unallocated Insurance Contracts

The unallocated insurance contracts consist of the Prudential Guaranteed Income Fund and is backed by Prudential Financial. As of December 31, 2005, the investments at contract value had an average yield of 3.40% and an average crediting interest rate of 3.40%. The effective yield is reset every six months at mid-year and year-end. There are no reserves against the contract value for credit risk of the contract issuers or otherwise as of December 31, 2005 and 2004. The unallocated insurance contracts meet the fully benefit responsive criteria and as such are presented at contract value. The contract value of $32,218,287 and $31,371,869 at December 31, 2005 and 2004 respectively, approximates fair value.

IMS HEALTH INCORPORATED SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2005
Dollar amounts in thousands

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Prudential Retirement Insurance Co.	Guaranteed Income Fund	**	$32,218
		Subtotal — Investments At Contract Value		32,218

*	Prudential Retirement Insurance Co.	Dryden S&P 500 Index Fund	**	35,416
*	Prudential Retirement Insurance Co.	Small Cap Value/Perkins Wolf McDonnell	**	13,266
*	Prudential Retirement Insurance Co.	Lifetime40 Fund	**	8,507
*	Prudential Retirement Insurance Co.	Templeton Foreign Account	**	8,303
*	Prudential Retirement Brokerage Services	IMS Health Common Stock Fund	**	5,896
*	Prudential Retirement Insurance Co.	Mid Cap Value/Wellington Management	**	5,308
*	Prudential Retirement Insurance Co.	Large Cap Value/Wellington Management	**	4,990
*	Prudential Retirement Insurance Co.	Large Cap Growth/Goldman Sachs	**	4,826
*	Prudential Retirement Insurance Co.	Mid Cap Growth/Artisan Partners	**	3,149
*	Prudential Retirement Insurance Co.	Small Cap Growth/TimesSquare	**	3,026
*	Prudential Retirement Insurance Co.	Lifetime50 Fund	**	1,917
*	Prudential Retirement Insurance Co.	Lifetime30 Fund	**	1,445
*	Prudential Retirement Insurance Co.	Lifetime20 Fund	**	901
*	Prudential Retirement Insurance Co.	Lifetime60 Fund	**	405
*	Participant Loans	Member Loans (interest rate range 4.75% to 11.5%)	**	1,752
		Subtotal — Investments At Fair Value		99,107

		Total		$131,325

* party-in-interest

** cost omitted for participant directed investments

IMS HEALTH INCORPORATED SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX-23	Consent of Independent Registered Public Accounting Firm